Monetta Trust
1776-A S. Naperville Road, Suite 100
Wheaton, IL 60189-5831

December 9, 2014

VIA EDGAR TRANSMISSION

Ms. Amy Miller
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Monetta Trust (the “Trust”) (File Nos. 333-54822; 811-07360) Varsity/Monetta Intermediate Bond Fund (the “Fund”) Preliminary Proxy Statement

Dear Ms. Miller:

This correspondence responds to comments received from you via telephone on December 4, 2014 with respect to the Preliminary Proxy Statement filed by the Trust on behalf of the Fund. In connection with such proxy statement, the Trust, on behalf of the Fund, acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●
staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

●	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Your comments and the Trust’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Preliminary Proxy Statement.

Comment 1.	On page i, under “Who is [proxy vendor]?”, please define the quorum needed for the Special Meeting.

Response:
The second sentence under the above-referenced heading has been revised to read as follows: “To hold the Special Meeting, a quorum of at least 30% of the outstanding shares of the Fund entitled to vote at the Special Meeting must be reached.”

Comment 2.	In each place where the Fund’s portfolio managers are discussed, please clarify whether the Fund is primarily managed by Mr. Palmer or is jointly and primarily managed by Messrs. Palmer and Apollaro.

Response:
Mr. Palmer has primary responsibility for the day-to-day management of the Fund and is assisted by Mr. Apollaro. Additionally, prior to Mr. Palmer’s departure from the Fund’s previous sub-adviser, Mr. Palmer also had primary responsibility for the day-to-day management of the Fund and was assisted by another portfolio manager. Revisions to clarify Mr. Palmer’s roles with the Fund as described above have been made throughout the proxy statement.

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for Monetta Trust